Sean M. Clayton

T: +1 858 550 6034

sclayton@cooley.com

May 28, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz and Laura Crotty

Re:	Ambrx Biopharma Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Filed March 15, 2021

File No. 0001836056

Ladies and Gentlemen:

On behalf of Ambrx Biopharma Inc. (“Ambrx” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 25, 2021 (the “Comment Letter”), relating to the above referenced confidential Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Amended DRS”).

In response to the Comments set forth in the Comment Letter, the Company is publicly filing a Registration Statement on Form F-1 reflecting further revisions to the Amended DRS (the “F-1 Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the F-1 Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the F-1 Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted March 15, 2021

Overview, page 1

1.

We note your response to our prior comment number 2. Please balance your Summary disclosure by referencing the fact that each participant in the ACE-Breast-01 and ACE-Gastric-01 trials reported one or more drug-related adverse effects, and 80% did so in the ACE-Pan tumor-01 trial.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 134, 148, 153, 154 and 155 of the F-1 Registration Statement to include references to total patient drug-related adverse events for each trial where overall tolerability in the trial is discussed.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

May 28, 2021

Page Two

2.

We note your response to our prior comment number 3 and the related revisions to the prospectus. Please further revise your disclosure to briefly explain the accelerated approval process you refer to, including the requirements thereof.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 33, 34, 133 and 193 of the F-1 Registration Statement.

Our Product Pipeline, page 3

3.

We note your response to our prior comment number 5. Given the second footnote to your pipeline table indicates you expect to rely on the ACE-PAN-Tumor-01 Phase 1 study as a predicate for the Phase 2/3 trials for Post-T-OM1 and 2L, Pre-T-DM1, please revise to explain whether you have discussed such approach with the FDA or comparable regulators.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 112 and 141 of the F-1 Registration Statement. The Company advises the Staff that in March 2021, the FDA authorized the Company to proceed with Phase 2/3 clinical trials of ARX788 in HER2-positive breast cancer based on data from on-going Phase 1 clinical trials.

Exhibits

4.

We note your response to our prior comment number 19. You disclose that you anticipate the first two steps of the Reorganization will be completed prior to the completion of this offering and the third step of the Reorganization will be completed prior to a to-be provided dated in 2021. If the reorganization will be completed after the completion of this offering, then please file the Shanghai Option Agreement as an exhibit. Alternatively, if the Reorganization will be completed and the Agreement terminated prior to effectiveness, then revise your disclosure to clarify this point.

Response: In response to the Staff’s comment, the Company advises the Staff that it has completed the Reorganization and the Shanghai Option Agreement has been terminated. The Company has revised the related disclosures in the F-1 Registration Statement accordingly.

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Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

May 28, 2021

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of the F-1 Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Sincerely

/s/ Sean M. Clayton
Sean M. Clayton
Cooley LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com